UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SatixFy Communications Ltd.

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

M82363 124

(CUSIP Number)

Chandra Patel

Endurance Antarctica Partners, LLC

200 Park Avenue, 32nd Floor

New York, NY 10166

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M82363 124	13D	Page 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Endurance Antarctica Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,400,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,400,000*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,400,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%*
14.	TYPE OF REPORTING PERSON (see instructions) HC

* See Item 5 of this Schedule 13D.

CUSIP No. M82363 124	13D	Page 3

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADP Endurance, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,400,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,400,000*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,400,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%*
14.	TYPE OF REPORTING PERSON (see instructions) HC

* See Item 5 of this Schedule 13D.

CUSIP No. M82363 124	13D	Page 4

Item 1. Security and Issuer.

This Schedule 13D relates to the ordinary shares, no par value (“Ordinary Shares”), of SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (the “Issuer”), having its principal executive offices at 12 Hamada St., Rehovot 670315 Israel.

The percentages of beneficial ownership reflected in this Schedule 13D are based upon 79,055,467 Ordinary Shares outstanding immediately following the Business Combination, as reported in the Issuer’s registration statement on Form F-4 filed with the Securities and Exchange Commission on September 21, 2022, assuming that the holders of 50% of the outstanding Endurance Class A Shares elected to redeem their shares in connection with the Business Combination.

Item 2. Identity and Background.

(a)           This Schedule 13D is filed jointly on behalf of (i) Endurance Antarctica Partners, LLC, a Cayman Islands limited liability company (the “Sponsor”), and ADP Endurance, LLC, a Delaware limited liability company (“ADP Endurance” and, together with the Sponsor, the “Reporting Persons”).

The Sponsor is the record holder of the shares reported herein. The Sponsor is controlled by ADP Endurance. The members of ADP Endurance who share voting and investment control are Chandra R. Patel, a citizen of the United Kingdom, Richard C. Davis, a citizen of the United States, and Graeme Shaw, a citizen of the United States, each of whom maintains an address at 200 Park Avenue, 32nd Floor, New York, NY 10166. Consequently, each of ADP Endurance, Chandra R. Patel, Richard C. Davis and Graeme Shaw disclaims beneficial ownership of the reported securities held by the Sponsor, except to the extent of his/its indirect pecuniary interest therein. This report shall not be deemed an admission that either ADP Endurance, Chandra R. Patel, Richard C. Davis or Graeme Shaw are the beneficial owners of such securities for any purposes.

(b)           The business address of each of the Reporting Persons is c/o Antarctica Capital, LLC, 200 Park Avenue, 32nd Floor, New York, NY 10166.

(c)           The present principal business of each of the Reporting Persons is that of making private equity and related investments.

(d)           To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the Reporting Persons’ jurisdiction of incorporation is listed in (a) above.

Item 3. Source or Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction.

On October 27, 2022 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement (as amended, the “Business Combination Agreement”), dated as of March 8, 2022, by and among Endurance Acquisition Corp., a Cayman Islands exempted company (“Endurance”), the Issuer and SatixFy MS, a Cayman Islands exempted company and a direct, wholly-owned subsidiary of the Issuer (“Merger Sub”). Pursuant to the Business Combination Agreement, on October 27, 2022, Merger Sub merged with and into Endurance (the “Business Combination”), with Endurance surviving the Business Combination as a wholly-owned subsidiary of the Issuer (the “Surviving Company”).

As of the result of the consummation of the Business Combination, (i) each Class B ordinary share of Endurance, par value $0.0001 per share (the “Founder Shares”), was converted into one Class A ordinary share of Endurance, par value $0.0001 per share (the “Endurance Class A Shares”), (ii) each Class A ordinary share of Endurance, par value $0.0001 per share, was exchanged for one Ordinary Share of the Issuer and (iii) each outstanding warrant of Endurance (“Endurance Warrant”) was assumed by the Issuer and became a warrant of the Issuer (“Issuer Warrant”) exercisable for one Ordinary Share of the Issuer (subject the terms and conditions of the Warrant Assumption Agreement, dated as of October 27, 2022, by and among Endurance, the Issuer and Continental Stock Transfer & Trust Company).

CUSIP No. M82363 124	13D	Page 5

On the Closing Date, 800,000 Founder Shares were forfeited by the Sponsor pursuant to that certain Sponsor Letter Agreement, dated March 8, 2022 (as amended, the “Sponsor Letter Agreement”). Pursuant to the Sponsor Letter Agreement, shareholders that are parties to the agreement agreed to certain lock-up restrictions, subject to the terms and conditions contemplated therein, and subjected 628,000 Ordinary Shares of the Issuer and 2,652,000 Warrants which were issued to the Sponsor at the closing of the Business Combination subject to certain vesting provisions (such Ordinary Shares and Warrants, together, the “Unvested Sponsor Interests”). As a result of the Sponsor Letter Agreement, if the trading price per share of the Issuer’s Ordinary Shares at any point during the trading hours of a trading day equals or exceeds $12.50 per share for any 7 trading days within any consecutive 30 trading day period at any time commencing on or after the Closing Date and ending on or prior to October 27, 2027, then an aggregate of 209,333 Ordinary Shares and 884,000 Warrants will become fully vested, provided that the share price milestone in (ii) has not been achieved; (ii) if the trading price per share of the Issuer’s Ordinary Shares at any point during the trading hours of a trading day equals or exceeds $14.00 per share for any 7 trading days within any consecutive 30 trading day period at any time commencing on or after the Closing Date and ending on or prior to October 27, 2027, then an aggregate of 209,333 Ordinary Shares and 884,000 Warrants will become fully vested, provided that the share price milestone in (iii) has not been achieved; and (iii) if the trading price per share of the Issuer’s Ordinary Shares at any point during the trading hours of a trading day equals or exceeds $15.50 per share for any 7 trading days within any consecutive 30 trading day period at any time commencing on or after the Closing Date and ending on or prior to October 27, 2027, then an aggregate of 209,334 Ordinary Shares and 884,000 Warrants will become fully vested. A copy of the Sponsor Letter Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Accordingly, 2,770,000 Founder Shares held by the Sponsor were converted into 2,770,000 Endurance Class A Shares, and such shares were subsequently exchanged for 2,770,000 Ordinary Shares of the Issuer, (of which 628,000 Ordinary Shares are subject to vesting). 6,630,000 Endurance Warrants were assumed by the Issuer and became 6,630,000 Issuer Warrants exercisable for 6,630,000 Ordinary Shares of the Issuer (of which 2,652,000 Warrants are subject to vesting).

Additionally, in connection with the Business Combination, 500,000 Ordinary Shares of the Issuer were issued to the Sponsor in exchange for providing the Escrow Shares (as defined below) as downside protection for the PIPE Investors. The Price Adjustment Shares are subject to forfeiture and vest at the same three price adjustment achievement dates as the Unvested Sponsor Interests.

In addition, in connection with a private placement concurrent with the closing of the Business Combination, the Issuer issued 1,000,000 units (“Units”), each consisting of (i) one Ordinary Share of the Issuer and (ii) one-half of one Warrant for a purchase price of $10.00 per Unit, for a total consideration of $10,000,000. The Warrants will become exercisable 30 days after the Closing Date, subject to certain conditions. In connection with this private placement, the Sponsor also agreed to put 391,371 Ordinary Shares into an escrow account subject to release upon the achievement of certain share price targets (the “Escrow Shares”).

The Reporting Persons acquired the Ordinary Shares and the Warrants for investment purposes. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws, regulations and trading policies. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b) The following disclosure assumes that there are 79,055,467 Ordinary Shares of the Issuer outstanding immediately following the Business Combination, as reported in the Issuer’s registration statement on Form F-4 filed with the Securities and Exchange Commission on September 21, 2022, assuming that the holders of 50% of the outstanding Endurance Class A Shares elected to redeem their shares in connection with the Business Combination.

The Reporting Persons, collectively, beneficially own a total of 11,400,000 Ordinary Shares (including the Unvested Sponsor Interests, the Escrow Shares and the Price Adjustment Shares, which are subject to certain vesting provisions), all of which are held directly by the Sponsor and which in the aggregate represent 14.2% of the Issuer’s outstanding Ordinary Shares.

The Sponsor is controlled by ADP Endurance. The members of ADP Endurance who share voting and investment control are Chandra R. Patel, Richard C. Davis and Graeme Shaw. Consequently, each of ADP Endurance, Chandra R. Patel, Richard C. Davis and Graeme Shaw disclaims beneficial ownership of the reported securities held by the Sponsor, except to the extent of his/its indirect pecuniary interest therein. This report shall not be deemed an admission that either ADP Endurance, Chandra R. Patel, Richard C. Davis or Graeme Shaw are the beneficial owners of such securities for any purposes.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in shares of Ordinary Shares during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

CUSIP No. M82363 124	13D	Page 6

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 8, 2022, the an affiliate of the Sponsor entered into a Unit Subscription Agreement with the Issuer, pursuant to which, in exchange for the Sponsor’s commitment to purchase Ordinary Shares and Warrants (as described in Item 4), the Issuer agreed to file a registration statement as soon as practicable upon receipt of a request from the Sponsor to register the resale of certain registrable securities under the Securities Act of 1933, as amended from time to time (the “Securities Act”), subject to required notice provisions. The Issuer also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities. The registration rights agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the Sponsor against certain liabilities. This summary is qualified by the actual terms of the Unit Subscription Agreement, a form of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

See Item 4 for a description of the Sponsor Letter Agreement.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement.

99.2	Sponsor Letter Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form F-4 filed with the SEC on September 21, 2022)

99.3	Unit Subscription Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form F-4 filed with the SEC on September 21, 2022)

CUSIP No. M82363 124	13D	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDURANCE ANTARCTICA PARTNERS, LLC By: ADP Endurance, LLC Its: Managing Member

/s/ Chandra Patel
Chandra Patel Authorized Signatory